Exhibit 99.4

NICE CXone Summer 2023 Release Unlocks New Levels of Openness and
Flexibility to Deliver CX at Scale

New Microsoft Azure Support, Integration Hub, and Supervisor capabilities, powered by Enlighten’s purpose-built AI, streamline workflows across digital and voice interactions

Hoboken, N.J., September 20, 2023 – NICE (Nasdaq: NICE) today announced the Summer 2023 Release of CXone, which adds new capabilities, underpinned by Enlighten, that drive fluent interaction management from consumers to agents and the business. CXone is the industry-leading cloud CX platform that encompasses the entire CX journey and supports the complete CX ecosystem. As organizations continue to adopt the cloud, this release further advances them beyond the traditional contact center by allowing for easier integrations of third-party applications and more unified supervisor and agent experiences.

New Integration Hub Eliminates Data Silos

NICE has continued to expand its open cloud foundation with the creation of an all-new Integration Hub. This secure, consolidated, and low-code/no-code interface allows businesses to seamlessly plug in their third-party applications that make up their CX application stack. This eliminates data silos and integration issues, addressing organizations’ increasingly complex tech stacks.

New Supervisor Workspace Redefines the Way Supervisors Manage Their Teams

NICE is also offering enhancements to the CXone Supervisor workspace, a game-changing advancement poised to redefine the way supervisors manage their teams. Powered by Enlighten, NICE’s core AI engine, and Real Time Behavioral Guidance, the Supervisor solution guides supervisors’ attention to where it’s needed most. With enhanced visibility across all touchpoints and monitoring capabilities for all supervisors’ agents and channels including digital channels, supervisors are empowered to make agile and informed decisions in real-time and drive more exceptional customer experience. Enlighten also enables supervisors to monitor and report Sales Effectiveness scores, allowing supervisors to view performance scores in real-time for sales-focused agents and intervene to ensure optimal outcomes.

With this release, NICE is also unveiling CXone PM Application Analytics, which identifies opportunities for operation optimization and employee performance improvement. The solution enables both agents and supervisors to gain critical insights and make data-driven decisions that enhance their team’s efficiency and productivity.

CXone Now Available on Microsoft Azure

CXone ACD/IVR is also now generally available on Microsoft Azure, making CXone the leading provider in the market with multi-cloud capabilities. NICE first announced this partnership in Summer 2022. It is now live. This gives organizations the flexibility to choose the cloud environment that best meets their needs.

“Today’s customer journey is complex,” said Barry Cooper, President, CX Division, NICE. “It’s become even more difficult for brands to deliver a next-level customer experience. For organizations seeking to differentiate their brand’s CX, CXone coupled with Enlighten continues to be the choice for businesses and public service agencies to deliver that experience.”

“Our summer release continues to echo our commitment to making CXone the most open CCaaS platform in the market and the most advanced customer journey orchestration engine that delivers solutions with employees’ needs in mind, helping them excel,” Cooper added.

“Due to recent AI and digital advancements, businesses are rapidly moving to the cloud,” said Omer Minkara, VP & Principal Analyst, Aberdeen. “This release represents NICE’s commitment to responding to changing market needs with relentless innovation. Brands today are faced with many new pressures and the competition in the CX landscape is fierce. Eliminating data silos, infusing digital, AI and automation across the whole customer journey and empowering the whole workforce (agents & supervisors) have become table stakes to drive Best-in-Class performance. NICE’s new capabilities will drive brands to overcome CX complexities and deliver truly exceptional customer experience.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.